AMENDMENT NO. 2, dated as of June 13, 2013 (this “Amendment”), between REGIS CORPORATION, a Minnesota corporation (the “Company”), and WELLS FARGO BANK, N.A., as Rights Agent (the “Rights Agent”), to the RIGHTS AGREEMENT, dated as of December 26, 2006 between the Company and the Rights Agent, as amended by Amendment No. 1 dated as of October 29, 2008 between the Company and the Rights Agent (the “Rights Agreement”).

WHEREAS, pursuant to and in accordance with Section 26 of the Rights Agreement, any amendment or supplement to the Rights Agreement duly approved by the Company shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent.

NOW, THEREFORE, pursuant to the terms of the Rights Agreement and in accordance with Section 26 thereof, the following actions are hereby taken:

Section 1. Amendments to Rights Agreement. The Rights Agreement is hereby amended as follows:

(A) The definition of “Acquiring Person” in Section 1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“ “Acquiring Person” shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of more than 15% of the Common Shares then outstanding, but shall not include (a) any Exempt Person, (b) any such Person that the Board of Directors of the Company determines has become and is the Beneficial Owner of more than 15% (or, in the case of a Person that is not deemed to be an Acquiring Person as a result of the application of clause (c) of this paragraph, 20% or more) of the Common Shares at the time outstanding solely as the result of (i) a change in the aggregate number of Common Shares outstanding since the last date on which such Person acquired Beneficial Ownership of any Common Shares (provided, however, that if a Person becomes the Beneficial Owner of more than 15% (or, in the case of a Person that is not deemed to be an Acquiring Person as a result of the application of clause (c) of this paragraph, 20% or more) of the Common Shares then outstanding by reason of such change in the aggregate number of Common Shares outstanding and thereafter becomes the Beneficial Owner of any additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional Common Shares such Person does not beneficially own more than 15% (or, in the case of a Person that is not deemed to be an Acquiring Person as a result of the application of clause (c) of this paragraph, 20% or more) of the Common Shares then outstanding), (ii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if such acquisition was made in the good faith belief that such acquisition would not (A) cause the Beneficial Ownership by such Person, together with its Affiliates and Associates, to exceed 15% (or, in the case of a Person that is not deemed to be an Acquiring Person as a result of the application of clause (c) of this paragraph, to be 20% or more) of the Common Shares outstanding at the time of such acquisition and such good faith belief was based on the good faith reliance on information contained in publicly filed reports or documents of the Company that are inaccurate or out-of-date or (B) otherwise cause a Distribution Date or the adjustment provided for in Section 11(a) to occur, (iii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if the Board of Directors of the Company determines (which determination of the Board of Directors of the Company shall be conclusive and binding on such Person, the Rights Agent, the holders of the Rights and all other Persons) that such acquisition was made in good faith without the knowledge by such Person or one or more of its Affiliates or Associates that such Person would thereby become an Acquiring Person, or (iv) the issuance directly by the Company, at the direction of the Board of Directors of the Company, of Common Shares (or stock options, restricted stock units or other equity grants with respect to Common Shares) to a director on the Board of Directors of the Company pursuant to a periodic equity grant that is made to all directors of the Board of Directors of the Company (provided, however, that if a Person becomes the Beneficial Owner of more than 15% (or, in the case of a Person that is not deemed to be an Acquiring Person as a result of the application of clause (c) of this paragraph, 20% or more) of the Common Shares then outstanding by reason of such issuance directly by the Company and thereafter becomes the Beneficial Owner of any additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional Common Shares such Person does not beneficially own more than 15% (or, in the case of a Person that is not deemed to be an Acquiring Person as a result of the application of clause (c) of this paragraph, 20% or more) of the Common Shares then outstanding) or (c) any such Person (i) who is the Beneficial Owner of less than 20% of the Common Shares then outstanding, and who reports, or is required to report such Beneficial Ownership on Schedule 13G (or any comparable or successor report) under the Exchange Act or on Schedule 13D under the Exchange Act (or any comparable or successor report), which Schedule 13D does not state any intention to control or influence the management or policies of the Company (other than through a representative of such Person who is a duly elected director on the Board of Directors of the Company) or engage in any of the actions specified in Item 4 of such schedule (other than the disposition of the Common Shares or the acquisition of Common Shares up to Beneficial Ownership of less than 20% of the Common Shares then outstanding), and (ii) who signs a letter agreement in a form acceptable to the Board of Directors of the Company providing that such Person agrees to vote any shares that such Person beneficially owns in excess of 15% of the Common Shares then outstanding in the same manner as and in the same proportion to the votes cast by the holders of Common Shares (other than shares beneficially owned by such Person in excess of 15% of the Common Shares then outstanding) on all matters on which a vote, consent or approval of the holders of Common Shares is sought; provided, however, that if either (A) such Person referred to in this clause (c) becomes the Beneficial Owner of additional Common Shares such that such person is the Beneficial Owner of 20% or more of the shares of Common Shares then outstanding, or (B) such Person is the Beneficial Owner of 15% or more but less than 20% of the Common Shares then outstanding and reports or is required to report such ownership of Common Shares on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D reports the intention to control or influence the management or policies of the Company (other than through a representative of such Person who is a duly elected director on the Board of Directors of the Company) or engage in any of the actions specified in Item 4 of such schedule (other than the disposition of the Common Shares or the acquisition of Common Shares up to Beneficial Ownership of less than 20% of the Common Shares then outstanding), then such Person shall become an Acquiring Person immediately.  Notwithstanding clause (b)(ii) or (b)(iii) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (b)(ii) or (b)(iii) does not reduce its percentage of Beneficial Ownership of Common Shares to 15% or less (or, in the case of a Person that is not deemed to be an Acquiring Person as a result of the application of clause (c) of this paragraph, less than 20%) by the Close of Business on the tenth calendar day after notice from the Company (the date of notice being the first day) that such Person’s Beneficial Ownership of Common Shares would make it an Acquiring Person (or, in the case solely of Derivative Common Shares, such Person does not terminate the subject derivative transaction or transactions or does not dispose of the subject derivative security or securities, or does not establish to the satisfaction of the Board of Directors of the Company that such Derivative Common Shares are not held with any intention of changing or influencing control of the Company), such Person shall, at the end of such ten calendar day period, become an Acquiring Person (and such clause (b)(ii) or (b)(iii) shall no longer apply to such Person). For purposes of this definition, the determination whether any Person acted in “good faith” shall be conclusively determined by the Board of Directors of the Company.”.

Section 2. Amendment of Summary of Rights.  The second paragraph of the Summary of Rights, attached as Exhibit C to the Rights Agreement, is amended and restated in its entirety to read as set forth on Annex I hereto.

Section 3. Full Force and Effect. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof.

Section 4. Governing Law. The Rights Agreement and this Amendment shall be governed by and construed in accordance with the law of the State of Minnesota applicable to contracts to be made and performed entirely within such State, and without regard to conflicts of law principles of such State.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

REGIS CORPORATION
by	/s/ Eric A. Bakken
Name: Eric A. Bakken
Title: Executive Vice President & General Counsel

WELLS FARGO BANK, N.A.
by	/s/ Steven J. Hoffman
Name: Steven J. Hoffman
Title: Assistant Vice President

ANNEX I

“Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or obtained the right to acquire, beneficial ownership of more than 15% (or, in the case of certain institutional and other investors, 20% or more) of the outstanding Common Shares (such person or group being called an “Acquiring Person”), and (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of more than 15% of the outstanding Common Shares, (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates (as defined below) and not by separate Right Certificates. With respect to any certificate for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates along with a copy of this Summary of Rights, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.  Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.”